SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies disagreements with MPX (Termoceará)

Rio de Janeiro, February 2, 2005 - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that with respect to the disagreements with MPX, Térmica Merchant Termoceará, it wishes to clarify as follows:

1.

Petrobras has been acting strictly in the interests of its thousands of shareholders, which are bearing an excessively onerous financial burden in the light of the significant gains of the above mentioned partner in the thermoelectric power plant, following structural changes in the Brazilian energy market.

2.

Petrobras has adopted a position based on the Brazilian legislation and applicable to the contracts, which provide for a contractual revision when circumstances arise which were not foreseen at the time of signature.

3.

Petrobras has been acting strictly in accordance with the contractual provisions and has never failed to comply with its obligations. In line with its traditional policy, the Company has been seeking a negotiated solution for several months now. It has become patently evident that the payments initially provided for in the contract as contingency payments have become permanent over the past months.

4.

Petrobras wishes to clarify further that it has paid approximately the present value of US$ 143 million to Termoceará. Should these conditions continue, additional payments of about US$ 142 million would have to be effected. The Company wishes to point out that these values would far exceed the value of the plant itself.

5.

Petrobras reiterates that it continues to seek a negotiated settlement, although it will not discard the use of all legal means at its disposal to defend its interests and its thousands of shareholders. The most recent court ruling is still not final and will be the object of the appropriate appeal on the part of the Company.

6.

Petrobras, as always, wishes to have a fair relationship with its partners which satisfies the interests of all parties and of Brazilian society as a whole. Unfortunately, in this case, the partner in the thermoelectric power plant has not observed such fairness and has been enjoying significant gains to the detriment of the interests of Petrobras and its shareholders.

7.

The fact that Petrobras has been seeking to make a judicial deposit of the contingency payments due under the contract with MPX, in no way excludes further negotiations, given that the contract itself establishes a term for eventual negotiations and Petrobras continues open to dialog as has always been the case.

8.	Finally, Petrobras vigorously refutes any accusation that it has been acting in contravention of the contracts or the law or in bad faith.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.